Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-276802
August 16, 2024
XCHG Limited
XCHG Limited or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.
Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling US Tiger Securities, Inc. at 646-978-5188. You may also access the Company’s most recent prospectus dated August 16, 2024, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC on August 16, 2024, or Amendment No. 3, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1979887/000110465924090395/tm2316418-26_f1a.htm.
The following information supplements and updates the information contained in the Company’s preliminary prospectus dated July 29, 2024. This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.
Cover Page
(1)
Appendix I replaces the cover page in its entirety.

Prospectus Summary
(2)
Add “Recent Development” on page 9 as follows.

Recent Development
On a preliminary unaudited basis, we expect that we will report revenues ranging from US$8.1 million to US$9.9 million in the three months ended June 30, 2024, representing a decrease of 19.2% to 33.9% as compared to the same period in 2023. We expect that our gross profit in the three months ended June 30, 2024 will range from US$3.6 million to US$4.4 million, representing a decrease of 18.7% to 33.5% as compared to the same period in 2023. Such decreases are primarily resulted from the decrease in the sales volume of C6 series chargers due to our clients’ upgrades to our more advanced products, such as the C7 series and NZS. Stimulated by the favorable policy and the increasing adoption of EVs in Europe, many of our clients placed orders with us on our more advanced products in the second quarter of 2024, which will be subsequently delivered and recognized as revenues in or after the third quarter of 2024. Consequently, the second quarter of 2024 was a transition period when the revenues and gross profit turned to decrease as compared to the same period in 2023.
This preliminary estimate is based on currently available information and does not present all necessary information for an understanding of our financial condition as of June 30, 2024 or our results of operations for the three months ended June 30, 2024. This preliminary estimate has been prepared by and is the responsibility of our management. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the preliminary estimated results set forth above and those changes could be material. Accordingly, undue reliance should not be placed on this preliminary estimate. The preliminary estimate is not necessarily indicative of any future period and should be read together with “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data.”

Conventions Which Apply to This Prospectus
(3)
Amend the first sentence on page 10 as follows.

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to 500,000 additional ADSs representing 20,000,000 Class A ordinary shares from us.
The Offering
(4)
Amend certain items on pages 11 and 12 as follows.

ADSs offered by us — 3,333,335 ADSs (or 3,833,335 ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares — We will issue 133,333,400 Class A ordinary shares represented by the ADSs in this offering (or 153,333,400 Class A ordinary shares represented by the ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after this offering — 1,631,651,564 Class A ordinary shares, par value US$0.00001 per share (or 1,651,651,564 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), and 741,254,447 Class B ordinary shares, par value US$0.00001 per share.
Over-allotment option — We have granted the underwriters the right to purchase up to an additional 500,000 ADSs representing 20,000,000 Class A ordinary shares from us within 30 days from the date of this prospectus, to cover over-allotments, if any, in connection with the offering.
Use of proceeds — We estimate that the net proceeds to us from the offering will be approximately US$16.7 million, or US$20.0 million if the underwriters exercise their option to purchase additional ADSs in full, based on the assumed initial public offering price of US$7.00 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(5)
Amend the last paragraph on page 13 as follows.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to an additional 500,000 ADSs representing 20,000,000 Class A ordinary shares to cover over-allotments, if any, in connection with the offering.
Risk Factors
(6)
Amend the third sentence of the risk factor under the heading “Risk Factors — Risks Related to The ADSs And This Offering — Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution” on page 40 as follows.

Based on the assumed initial public offering price of US$7.00 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), you will experience immediate dilution of $6.38 per ADS, representing the difference between our pro forma net tangible book value per ADS after giving effect to this offering at the initial public offering price.
(7)
Amend the third sentence of the risk factor under the heading “Risk Factors — Risks Related to The ADSs And This Offering — The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price” on page 40 as follows.

There will be 3,333,335 ADSs (representing 133,333,400 Class A ordinary shares) issued and outstanding immediately after this offering, or 3,833,335 ADSs (representing 153,333,400 Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering,

2

we, our directors, executive officers, existing shareholders and holders of share-based awards have agreed, interests and make it more difficult for ADS holders to influence the management of our company.
(8)
Amend the second sentence in the second paragraph and the second sentence in the third paragraph of the risk factor under the heading “Risk Factors — Risks Related to The ADSs And This Offering — Our proposed dual-class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial” on page 45 as follows.

These Class B ordinary shares will constitute approximately 31.2% of our total issued and outstanding share capital and 82.0% of the aggregate voting power of our total issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.
In addition, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 74.3% of our outstanding ordinary shares on an as-converted basis immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.
Use of Proceeds
(9)
Amend the first paragraph on page 50 as follows.

We expect to receive total estimated net proceeds from this offering of approximately US$16.7 million, or approximately US$20.0 million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
Capitalization
(10)
Appendix II replaces the section “Capitalization” in its entirety.

Dilution
(11)
Appendix III replaces the section “Dilution” in its entirety.

Principal Shareholders
(12)
Appendix IV replaces the section “Principal Shareholders” in its entirety.

Description of Share Capital
(13)
Amend the last sentence in the fourth paragraph on page 136 as follows.

Immediately upon the completion of this offering, we will have an aggregate of 2,372,906,011 issued and outstanding ordinary shares, including 133,333,400 Class A ordinary shares represented by the ADSs to be issued by us in this offering, assuming the underwriters do not exercise the option to purchase additional ADSs.
Shares Eligible for Future Sale
(14)
Amend the first sentence in the first paragraph on page 158 as follows.

Upon completion of this offering, we will have 3,333,335 ADSs outstanding, representing 133,333,400 Class A ordinary shares, or approximately 5.6% of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs.

3

Underwriting
(15)
Amend the first paragraph on page 166 as follows.

Under the terms and subject to the conditions contained in an underwriting agreement dated               , we have agreed to sell to the underwriters named below, for whom US Tiger Securities, Inc. is acting as the representative, the following respective numbers of the ADSs:
Underwriter	Number of the ADSs
US Tiger Securities, Inc.
Huatai Securities (USA), Inc.
Total	3,333,335

(16)
Amend the fourth paragraph on page 166 as follows.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 500,000 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of the ADSs.
(17)
Amend the last sentence in the fifth paragraph on page 166 as follows.

After the initial public offering, the representative may change the public offering price and concession and discount to brokers/dealers.
(18)
Amend the last two paragraphs on page 166 as follows.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any of our Class A ordinary shares or the ADSs or securities convertible into or exchangeable or exercisable for any of our Class A ordinary shares or the ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus, subject to certain exceptions.
Our officers and directors and all of our existing shareholders and holders of share-based awards have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our Class A ordinary shares or the ADSs or securities convertible into or exchangeable or exercisable for our Class A ordinary shares or the ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A ordinary shares or the ADSs, whether any of these transactions are to be settled by delivery of our Class A ordinary shares or the ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative for a period of 180 days after the date of this prospectus.
(19)
Amend the second sentence in the third paragraph on page 167 as follows.

The initial public offering price was determined by negotiations among us and the representative and will not necessarily reflect the market price of the Class A ordinary shares or the ADSs following this offering.
(20)
Amend the last bullet point on page 167 as follows.

•
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

4

(21)
Amend the second sentence in the second paragraph on page 168 as follows.

The representative may agree to allocate a number of the ADSs to underwriters and selling group members for sale to their online brokerage account holders.
Expenses Related to This Offering
(22)
Appendix V replaces the section “Expenses Related to this Offering” in its entirety.

Notes To the Unaudited Condensed Consolidated Financial Statements
(23)
Amend the first paragraph under “16. Subsequent Events” as follows.

Management has considered subsequent events through July 29, 2024, which was the date the unaudited condensed consolidated financial statements were issued.

5

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.
Appendix I
Subject to Completion
Preliminary Prospectus Dated August 16, 2024
3,333,335 American Depositary Shares
XCHG Limited
Representing 133,333,400 Class A Ordinary Shares
This is an initial public offering of the American depositary shares, or the ADSs, representing Class A ordinary shares of XCHG Limited. We are offering a total of 3,333,335 ADSs, each representing 40 of our Class A ordinary shares, par value US$0.00001 per share. The underwriters may also purchase up to an additional 500,000 ADSs representing 20,000,000 Class A ordinary shares within 30 days from the date of this prospectus to cover over-allotments, if any.
Prior to this offering, there has been no public market for the ADSs representing our Class A ordinary shares. We expect the initial public offering price will be between US$6.00 and US$8.00 per ADS. We have applied to list the ADSs representing our Class A ordinary shares on the Nasdaq Stock Market (the “Nasdaq”) under the symbol “XCH.”
Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Yifei Hou, our director and chief executive officer, and Mr. Rui Ding, our chairman and chief technology officer, will beneficially own all of our issued Class B ordinary shares. Mr. Yifei Hou, as a result of his sole voting power and the shared voting power resulting from arrangement under acting-in-concert agreement entered into in August 2023, will beneficially own all of our issued Class B ordinary shares and will collectively be able to exercise 82.0% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder,each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” As a result, Mr. Yifei Hou has the ability to control the outcome of matters submitted to the shareholders for approval. Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Principal Shareholders.”
Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands company. XCHG Limited is a Cayman Islands company with no substantial operations on its own. XCHG Limited conducts all of its operations through its subsidiaries in Germany and in China.
We face various legal and operational risks and uncertainties related to having a considerable portion of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. Such risks could result in a material impact on our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless.
Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file our annual report on Form 20-F after becoming a public company. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors — Risks Related to Regulations — The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely auditors located in China. The prohibition from trading the ADSs, or the threat of their being prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.”
The PRC government has oversight over the conduct of our business. The PRC government may in the future release regulations or policies regarding our industry that could materially affect our business, financial condition, results of operations and prospects. Furthermore, the PRC government has recently promulgated laws and regulations that may result in more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
Cash may be transferred among XCHG Limited and our subsidiaries in the following manner: (i) funds may be transferred to our subsidiaries from the company as needed in the form of capital contributions or shareholder loans through the intermediary holding companies, as the case may be; and (ii) dividends or other distributions may be paid by our subsidiaries to the company directly or through intermediary holding companies, as the case may be. Our operating subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. In the future, the company’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our subsidiaries. As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization.
We may engage in intra-group loans and transactions among the entities within our Group from time to time. In 2023, XCHG Limited provided loans of US$350 thousand in total to one of our subsidiaries for fund support. Other than that and the cash transfers within our Group in connection with the Restructuring (as defined herein), as of the date of this prospectus, XCHG Limited has not transferred any cash proceeds or other assets to any of our subsidiaries. See “Corporate History and Structure — Restructuring” for details of the cash transfers. Other than the Restructuring, none of our subsidiaries have issued any dividends or distributions to their respective holding companies, including the company, nor have we issued any dividends or distributions to any investors of the company, as of the date of this prospectus. As of the date of this prospectus, other than the US$350 thousand loans to one of our subsidiaries, there is no outstanding balance of loans between the company and another entity within the Group under applicable agreements. We do not expect to pay dividends in the foreseeable future. In the future, cash proceeds raised from financing activities, including this offering, may be transferred by us through intermediary holding companies to our subsidiaries via capital contribution and shareholder loans, as the case may be, to meet the capital needs of our business operations. For details, see “Regulation — PRC — Regulations Relating to Foreign Exchange and Dividend Distribution — Regulations on Dividend Distributions,” “Risk Factors — Risks Related to Regulations — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Risk Factors — Risks Related to Regulations — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. We also face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies,” and “Risk Factors — Risks Related to the ADSs and This Offering — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.”
We are an “emerging growth company” under applicable U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 17 of this prospectus.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on          , 2024.

US Tiger Securities
Huatai Securities

The date of this prospectus is         , 2024.

Appendix II
CAPITALIZATION
The table below sets forth our capitalization as of March 31, 2024:
•
on an actual basis;

•
on a pro forma basis to give effect to (i) the automatic conversion and the re-designation, as applicable, of all of our preference shares and ordinary shares then outstanding, except for the 741,254,447 ordinary shares beneficially owned by Mr. Yifei Hou, our director and chief executive officer, and Mr. Rui Ding, our chairman and chief technology officer, into Class A ordinary shares on a one-for-one basis effective immediately prior to the completion of this offering; and (ii) the re-designation of 741,254,447 ordinary shares beneficially owned by Mr. Yifei Hou and Mr. Rui Ding into Class B ordinary shares on a one-for-one basis effective immediately prior to the completion of this offering; and

•
on a pro forma as adjusted basis to give effect to (i) the automatic conversion and the re-designation, as applicable, of all of our preference shares and ordinary shares then outstanding, except for the 741,254,447 ordinary shares beneficially owned by Mr. Yifei Hou and Mr. Rui Ding into Class A ordinary shares on a one-for-one basis effective immediately prior to the completion of this offering; (ii) the re-designation of 741,254,447 ordinary shares beneficially owned by Mr. Yifei Hou and Mr. Rui Ding into Class B ordinary shares on a one-for-one basis effective immediately prior to the completion of this offering; and (iii) the issuance and sale of 133,333,400 Class A ordinary shares represented by the ADSs by us in this offering, and the receipt of approximately US$16.7 million in estimated net proceeds, considering assumed initial public offering price of US$7.00 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of March 31, 2024
	Actual	Pro forma	Pro forma as adjusted(1)
	US$	US$	US$
Short-term bank borrowings	6,690,810	6,690,810	6,690,810
Convertible debts	2,506,965	2,506,965	2,506,965
Mezzanine Equity
Series Angel preference shares (US$0.00001 par value, 37,500,000 shares authorized, issued and outstanding, on an actual basis; nil shares authorized, issued and outstanding on a pro forma basis, nil shares authorized, issued and outstanding on a pro forma as adjusted basis)	1,176,340	—	—
Series Angel redeemable preference shares (US$0.00001 par value, 37,500,000 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued and outstanding on a pro forma basis, nil shares authorized, issued and outstanding on a pro forma as adjusted basis)	1,176,340	—	—
Series A redeemable preference shares (US$0.00001 par value, 300,000,000 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued and outstanding on a pro forma basis, nil shares authorized, issued and outstanding on a pro forma as adjusted basis)	8,167,671	—	—

	As of March 31, 2024
	Actual	Pro forma	Pro forma as adjusted(1)
	US$	US$	US$
Series A+ redeemable preference shares (US$0.00001 par value, 118,971,900 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued and outstanding on a pro forma basis, nil shares authorized, issued and outstanding on a pro forma as adjusted basis)	3,795,370	—	—
Series B redeemable preference shares (US$0.00001 par value, 602,372,700 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued and outstanding on a pro forma basis, nil shares authorized, issued and outstanding on a pro forma as adjusted basis)	26,073,537	—	—
Series B+ redeemable preference shares (US$0.00001 par value, 204,195,160 shares authorized 161,977,511 shares issued and outstanding on an actual basis; nil shares authorized, issued and outstanding on a pro forma basis, nil shares authorized, issued and outstanding on a pro forma as adjusted basis)	9,651,560	—	—
Total mezzanine equity	50,040,818	—	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares (US$0.00001 par value; 3,728,605,400 shares authorized, 806,200,500 shares issued and outstanding on an actual basis; nil shares authorized, issued and outstanding on a pro forma basis; nil shares authorized, issued and outstanding on a pro forma as adjusted basis)	8,062	—	—
Class A ordinary shares (US$0.00001 par value; nil shares authorized, issued and outstanding on an actual basis; 4,258,745,553 shares authorized, 1,498,318,164 shares issued and outstanding on a pro forma basis, 4,258,745,553 shares authorized, 1,631,651,564 shares issued and outstanding on a pro forma as adjusted basis)	—	14,983	16,317
Class B ordinary shares (US$0.00001 par value; nil shares authorized, issued and outstanding on an actual basis; 741,254,447 shares authorized, issued and outstanding on a pro forma basis, 741,254,447 shares authorized, issued and outstanding on a pro forma as adjusted basis)	—	7,413	7,413
Series Seed preferred shares (US$0.00001 par value; 175,050,000 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued and outstanding on a pro forma basis; nil shares authorized, issued and outstanding on a pro forma as adjusted basis)	2,000,000	—	—
Additional paid-in capital(3)	6,191,519	58,218,003	74,950,597
Accumulated other comprehensive income	1,804,180	1,804,180	1,804,180
Accumulated deficit	(39,699,968)	(39,699,968)	(39,699,968)
Total shareholders’ equity (deficit)(3)	(29,696,207)	20,344,611	37,078,539
Total capitalization(2)(3)	29,542,386	29,542,386	46,276,314

Note:
(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Total capitalization is equal to the sum of short-term bank borrowings, convertible debts, total mezzanine equity and total shareholders’ equity (deficit).

(3)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), would increase (decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by US$3.1 million, assuming the number of Class A ordinary shares represented by the ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion above does not take into consideration the impact after March 31, 2024 resulting from the future exercise of the warrants held by an affiliate of SPD Silicon Valley Bank to subscribe for certain numbers of Class A ordinary shares in connection with the short-term bank borrowings from SPD Silicon Valley Bank. See Note 8 to the Consolidated Financial Statements appended to this prospectus for details. The discussion above also does not take into consideration the convertible notes issued to Shell Ventures Company Limited, because the parties have agreed that we shall repay the loan principal and applicable interest to Shell Ventures Company Limited. For details, see “Description of Share Capital — History of Securities Issuances — Convertible Notes and Issuance of Warrants.”

Appendix III
DILUTION
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of March 31, 2024 was negative US$29.7 million, or negative US$0.04 per ordinary share and negative US$1.47 per ADS. Net tangible book value represents the amount of our consolidated assets, less intangible assets, the amount of our total consolidated liabilities and total mezzanine equity. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary share. Given that holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.
Without taking into account any other changes in such net tangible book value after March 31, 2024, other than to give effect to (i) the automatic conversion and the re-designation, as applicable, of all of our preference shares and ordinary shares then outstanding, except for the 741,254,447 ordinary shares beneficially owned by Mr. Yifei Hou, our director and chief executive officer, and Mr. Rui Ding, our chairman and chief technology officer, into Class A ordinary shares on a one-for-one basis effective immediately prior to the completion of this offering, and (ii) the issuance and sale of 133,333,400 Class A ordinary shares represented by the ADSs by us in this offering, and the receipt of approximately US$16.7 million in estimated net proceeds, considering an assumed offering price of US$7.00 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2024 would have been approximately US$37.1 million, or US$0.02 per ordinary share and US$0.62 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$0.16 per ordinary share, or US$6.38 per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:
	Per Ordinary Share	Per ADS
Initial public offering price	US$0.18	US$7.00
Net tangible book value as of March 31, 2024	US$(0.04)	US$(1.47)
Pro forma net tangible book value after giving effect to the automatic conversion and the re-designation, as applicable, of all of our preference shares and ordinary shares then outstanding	US$0.01	US$0.36
Pro forma net tangible book value as adjusted to give effect to (i) the automatic conversion and the re-designation, as applicable, of all of our preference shares and ordinary shares then outstanding; and (ii) this offering
	US$0.02	US$0.62
Amount of dilution in net tangible book value to new investors in this offering	US$0.16	US$6.38
The following table summarizes, on a pro forma basis as of March 31, 2024, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the assumed initial public offering price of US$7.00 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

III-1

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
			Amount (in thousands of US$)
	Number	Percent		Percent	US$	US$
Existing shareholders	2,239,572,611	94.4%	42,432	64.5%	0.02	0.76
New investors	133,333,400	5.6%	23,333	35.5%	0.18	7.00
Total	2,372,906,011	100.0%	65,765	100.0%
The pro forma information discussed above is illustrative only.
The discussion above does not take into consideration the impact after March 31, 2024 resulting from the future exercise of the warrants held by an affiliate of SPD Silicon Valley Bank to subscribe for certain numbers of Class A ordinary shares in connection with the short-term bank borrowings from SPD Silicon Valley Bank. See Note 8 to the Consolidated Financial Statements appended to this prospectus for details. To the extent that any of such warrants are exercised, there will be further dilution to new investors. The discussion above also does not take into consideration the convertible notes issued to Shell Ventures Company Limited, because the parties have agreed that we shall repay the loan principal and applicable interest to Shell Ventures Company Limited. For details, see “Description of Share Capital — History of Securities Issuances — Convertible Notes and Issuance of Warrants.”

III-2

Appendix IV
PRINCIPAL SHAREHOLDERS
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding preference shares into ordinary shares on a one-to-one basis, by:
•
each of our directors and executive officers; and

•
each person known to us to beneficially own more than 5% of any class of our ordinary shares.

We have adopted a dual-class voting structure which will become effective immediately prior to the completion of this offering. The 741,254,447 outstanding ordinary shares held by Next EV Limited, Next Charge Limited, Future EV Limited and Future Charge Limited prior to this offering, which are beneficially owned by Mr. Yifei Hou, our director and chief executive officer, and Mr. Rui Ding, our chairman and chief technology officer, will be re-designated into Class B ordinary shares, and the remaining outstanding ordinary shares and all of the outstanding preference shares prior to this offering will be converted and re-designated, as applicable, into Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of this offering.
The calculations in the table below are based on 2,239,572,611 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and 2,372,906,011 ordinary shares outstanding immediately after the completion of this offering, including (i) 133,333,400 Class A ordinary shares to be sold by us in this offering represented by the ADSs, (ii) 1,498,318,164 Class A ordinary shares re-designated and converted from our outstanding ordinary shares and preference shares, and (iii) 741,254,447 Class B ordinary shares re-designated from our outstanding ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering***
	Number	%**	Number	% of Total Number of Ordinary Shares on an As-Converted Basis**	Number	% of Total Number of Ordinary Shares on an As-Converted Basis**	%
Directors and Executive Officers:†
Yifei Hou(1)	741,254,447	33.1%	—	—	741,254,447	31.2%	82.0%
Aatish V Patel	—	—	—	—	—	—	—
Alexander Jacob Urist	—	—	—	—	—	—	—
Lewellyn Charles Cox	—	—	—	—	—	—	—
Xiaoling Song	*	*	*	*	—	—	*
Rui Ding(2)	444,837,415	19.9%	—	—	444,837,415	18.7%	49.2%
Rodney James Huey††	—	—	—	—	—	—	—
Alberto Méndez Rebollo††	*	*	*	*	—	—	*
All directors and executive officers as a group	760,002,491	33.9%	*	*	741,254,447	31.2%	82.2%
Principal Shareholders:
Entities affiliated with Yifei Hou(1)	741,254,447	33.1%	—	—	741,254,447	31.2%	82.0%
Entities affiliated with Rui Ding(2)	444,837,415	19.9%	—	—	444,837,415	18.7%	49.2%
Beijing Foreign Economic and Trade Development Guidance Fund L.P.(3)	260,180,400	11.6%	260,180,400	11.0%	—	—	2.9%
GGV (Xcharge) Limited(4)	259,035,600	11.6%	259,035,600	10.9%	—	—	2.9%
Shell Ventures Company Limited(5)	198,442,800	8.9%	198,442,800	8.4%	—	—	2.2%
Zhen Partners Fund IV L.P.(6)	159,225,900	7.1%	159,225,900	6.7%	—	—	1.8%
Wuxi Shenqi Leye Private Equity Funds Partnership L.P.(7)	126,135,217	5.6%	126,135,217	5.3%	—	—	1.4%

*
Less than 1% of our total outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,239,572,611, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus, or 2,372,906,011, being the number of ordinary shares on an as-converted basis outstanding immediately after the completion of this offering, as the case may be, and (ii) the number of ordinary shares underlying the share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†
The business address of Rui Ding, Yifei Hou and Xiaoling Song is No.12 Shuang Yang Road, Da Xing District, Beijing, China. The business address of Aatish V Patel, Alexander Jacob Urist and Lewellyn Charles Cox is XCharge Energy USA Inc, 19121 Marketplace Avenue, Building 2 - Suite 2-145, Kyle, TX 78640.

††
Each of Rodney James Huey and Alberto Méndez Rebollo has accepted appointment as an independent director, which will be effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)
Represents (i) 236,230,500 ordinary shares held by Future EV Limited, a limited liability company incorporated in British Virgin Islands, in which (1) Future Charge Limited, a wholly owned company of Mr. Yifei Hou, owns 1% of the equity interests, and (2) Blooming Star Developments Limited, a company in which Mr. Yifei Hou beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests; (ii) 60,186,532 ordinary shares held by Future Charge Limited, a wholly owned company of Mr. Yifei Hou; (iii) 419,970,000 ordinary shares held by Next EV Limited, a limited liability company incorporated in British Virgin Island, in which (1) Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests, and (2) Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests; and (iv) 24,867,415 ordinary shares held by Next Charge Limited, a wholly owned company of Mr. Rui Ding.
Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited entered into an acting-in-concert agreement in August 2023, pursuant to which the parties agreed to act in concert, as shareholders of XCHG Limited, in relation to all matters that require the decisions of the shareholders of XCHG Limited. If the parties are unable to reach a unanimous consent in relation to the matters that require action in concert, a decision that is made by Future EV Limited shall be deemed as a decision that is unanimously passed by the parties and shall be binding on the parties. Immediately prior to the completion of this offering, all the 741,254,447 ordinary shares will be re-designated into Class B ordinary shares on a one-for-one basis. The registered address of each of Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(2)
Represents (i) 419,970,000 ordinary shares held by Next EV Limited, a limited liability company incorporated in British Virgin Island, in which (1) Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests, and (2) Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests; and (ii) 24,867,415 ordinary shares held by Next Charge Limited, a wholly owned company of Mr. Rui Ding. Immediately prior to the completion of this offering, all the 444,837,415 ordinary shares will be re-designated into Class B ordinary shares on a one-for-one basis. The registered address of each of Next EV Limited and Next Charge Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)
Represents 260,180,400 Series B preference shares held by Beijing Foreign Economic and Trade Development Guidance Fund L.P., a limited partnership incorporated in the PRC, which is controlled by Beijing Liuhe Fund Management Co., Ltd., its general partner. Beijing Liuhe Fund Management Co., Ltd. is ultimately wholly owned by Beijing Municipal People’s Government. Immediately prior to the completion of this offering, all of our issued and outstanding preference shares will be converted and re-designated into Class A ordinary shares on a one-for-one basis. The registered address of Beijing Foreign Economic and Trade Development Guidance Fund L.P. is Room 1505, Building A, 23 Baijiazhuang Dongli, Chaoyang District, Beijing, China.

(4)
Represents 240,000,000 Series A preference shares and 19,035,600 Series A+ preference shares held by GGV (Xcharge) Limited, a limited liability company incorporated in Hong Kong. GGV (XCharge) Limited (Hong Kong) is controlled by GGV Discovery I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, which is ultimately controlled by five individuals, including Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon, and Hans Tung, who have the shared voting and investment control over the shares held by such entity. Immediately prior to the completion of this offering, all of our issued and outstanding preference shares will be converted and re-designated into Class A ordinary shares on a one-for-one basis. The registered address of GGV (Xcharge) Limited is 402 JARDINE HSE 1 CONNAUGHT, PLACE CENTRAL HONG KONG.

(5)
Represents 198,442,800 Series B preference shares held by Shell Ventures Company Limited, a limited liability company incorporated in the PRC, which is ultimately wholly owned by Shell plc, a public limited company, organized in England and Wales. Immediately prior to the completion of this offering, all of our issued and outstanding preference shares will be converted and re-designated into Class A ordinary shares on a one-for-one basis. The registered address of Shell Ventures Company Limited is 8th Floor, Building 1, No. 818, Shenchang Road, Minhang District, Shanghai, China.

(6)
Represents 87,525,000 Series Seed preference shares, 60,000,000 Series A preference shares and 11,700,900 Series A+ preference shares held by Zhen Partners Fund IV L.P., a licensed fund incorporated in Cayman Islands, which is under control of Zhen Partners Management (TTGP) IV, Ltd., its top-tier general partner. Xu Xiao Ping, Wang Qiang, Anna Fang and Dai Yu Sen have shared voting power over Zhen Partners Management (TTGP) IV, Ltd. Immediately prior to the completion of this offering, all of our issued and outstanding preference shares will be converted and re-designated into Class A ordinary shares on a one-for-one basis. The registered address of Zhen Partners Fund IV L.P. is P.O. Box 10008, Willow House, Cricket Square. Grand Cayman KY1-1001, Cayman Islands.
(7)
Represents 126,135,217 Series B+ preference shares held by Wuxi Shenqi Leye Private Equity Funds Partnership L.P., a limited partnership incorporated in the PRC, which is controlled by Wuxi Shenqi Yongcheng Private Equity Funds Partnership L.P., its general partner. Wuxi Shenqi Yongcheng Private Equity Funds Partnership L.P. is ultimately wholly owned by Ning Yang. Immediately prior to the completion of this offering, all of our issued and outstanding preference shares will be converted and re-designated into Class A ordinary shares on a one-for-one basis. The registered address of Wuxi Shenqi Leye Private Equity Funds Partnership L.P. is Room 1922-2, North, No. 5 Zhizhi Road, Huishan Economic Development Zone, Wuxi, China.

As of the date of this prospectus, we had no ordinary shares outstanding that were held by a record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

Appendix V
EXPENSES RELATED TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates. The company will pay all of the expenses of this offering.
Expenses	Amount
SEC registration fee	US$	4,526
Nasdaq listing fee	US$	295,000
FINRA filing fee	US$	8,000
Printing and engraving expenses	US$	69,000
Legal fees and expenses	US$	3,128,190
Accounting fees and expenses	US$	276,803
Miscellaneous costs	US$	1,184,563
Total	US$	4,966,082

V-1